Exhibit 99.2



November 30, 2001

Dear Kodak employees:

Kodak's success has always depended on the contributions of our people. Today, more than ever, Kodak people are rising to challenges with renewed commitment and determination to put this company back on the path for growth.

In the spirit of our recent business alignment, we also want to give a fresh start to our efforts to motivate and reward employees for their role in achieving this growth. To that end, we are pleased to announce an important and exciting opportunity for employees of Kodak and its subsidiaries who have Kodak stock options.

Stock options play an important role in connecting our results with increases in shareholder value. However, with our undervalued stock price and the recent economic slowdown, most employees have stock options with grant prices significantly higher than the current trading price of Kodak stock. Simply put, the perception is that these options have no value.

To address the situation, our Board of Directors has authorized--subject to the approval of our shareholders--a Stock Option Exchange Program. This voluntary program is intended to increase employees' opportunity to realize value from their stock options. Employees can choose whether or not to participate in this program. The top six officers of the company are excluded from participating in the exchange.

Under the program, eligible employees may make a one-time election to cancel all of their existing options and exchange them for new options to be granted in the third quarter of 2002. The new options will have a grant price equal to the fair market value of Kodak's common stock on the new grant date--giving you potential for a lower grant price. The number of new options you receive will be based on the grant prices of your current options, and in most cases will not be a one-for-one exchange.

The program will be available worldwide, where practical and feasible. It will apply to the two all-employee grants of 1998 and 2000, as well as other stock option grants you may have received as recognition or as a long-term incentive.

Shareholders will vote on the program at a special meeting in late January, 2002. If approved, you will receive an election package explaining the terms and conditions of the program. This information will help you decide whether to participate in the Stock Option Exchange Program.

Again, we applaud the individual and collective efforts of all of our employees during these very difficult times. We are happy to offer this program to acknowledge your ongoing commitment to positively impact Kodak's performance.

Best regards,

Dan Carp, Chairman & CEO                         Patricia Russo, President & COO